Exhibit 99.1

Caledonia Mining Corporation Plc
Exercise of share options
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

3 October 2016: Caledonia Mining Corporation Plc ("Caledonia" or the "Company") announces that it received notice that options have been exercised over a total of 75,000 common shares of no par value each ("Option Shares") in the Company.

Application will be made by Caledonia for these 75,000 Option Shares to be admitted to trading on AIM and it is anticipated that trading in such shares will commence on 7th October 2016 ("Admission").

Following Admission, the Company will have a total number of shares in issue of 52,260,946 and a total of 795,420 options outstanding on its shares, these options representing 1.52% of the total shares in issue.

Caledonia has no shares in Treasury, therefore this figure may be used by Shareholders, from Admission, as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA's Disclosure and Transparency Rules.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Tel: +44 1534 679 802 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Maurice Mason Tel: +44 759 078 1139 mauricemason@caledoniamining.com	Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Head and Registered Office: Caledonia Mining Corporation Plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
info@caledoniamining.com  |  | www.caledoniamining.com
3996682.1 C5501.J41218